FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2005

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

3A Jabotinsky Street, Ramat-Gan 52520, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

FOR IMMEDIATE RELEASE

Media Contact:	Investor Contact:
Molly Ford	Anne Marie McCauley
Check Point Software Technologies	Check Point Software Technologies
650.628.2022	650.628.2040
press@us.checkpoint.com	ir@us.checkpoint.com

CHECK POINT SOFTWARE REPORTS FINANCIAL RESULTS FOR THE THIRD
QUARTER OF 2005

Third Quarter EPS Increased 22% Year Over Year

REDWOOD CITY, Calif., – October 28, 2005 – Check Point® Software Technologies Ltd. (NASDAQ: CHKP), the worldwide leader in securing the Internet, today announced its financial results for the third quarter ended September 30, 2005.

Financial Highlights for the Third Quarter of 2005:
—	Revenues: $141.1 million, an increase of 9% compared to $129.3 million in the third quarter of 2004.
—	Net Income: $78.7 million, an increase of 18% compared to $66.8 million in the third quarter of 2004. Net income excluding acquisition related charges[1] was $80.5 million, an increase of 16% compared to $69.1 million in the third quarter of 2004.
—	Earnings per Diluted Share: $0.31, an increase of 22% compared to $0.26 in the third quarter of 2004. EPS excluding net acquisition related charges was $0.32, an increase of 20% compared to $0.27 in the third quarter of 2004.
—	Deferred Revenues: $144.3 million, an increase of $19.6 million or 16% over deferred revenues as of September 30, 2004.
—	Share Repurchase Program: During the third quarter of 2005, Check Point purchased 2.6 million shares at a total cost of approximately $57 million.

        “Our third quarter business continued to fuel strong earnings growth,” said Gil Shwed, chairman and chief executive officer of Check Point Software. “We believe our focus on delivering an independent layer of comprehensive security solutions through a unified security architecture is driving our leading position as a provider of network security. During the quarter, we continued to upgrade products as part of the NGX platform launch. We strengthened our consumer presence by unveiling the highly anticipated ZoneAlarm® Internet Security Suite 6.0. Also, we recently announced plans to acquire Sourcefire to further extend the unified security architecture with next generation intrusion prevention solutions.”

1     “Acquisition related charges” refer to the impact of the amortization of intangible assets and stock-based compensation resulting from the acquisition of Zone Labs Inc., in March 2004.

Recent Business Highlights Include:

—	Business Expansion with Sourcefire Acquisition – Announced an agreement to acquire Sourcefire, Inc., the creator of Snort™, and a leading provider of intrusion prevention and real-time network access solutions for a total consideration of approximately $225 million. Check Point believes the pending acquisition will further enable the company to provide the most comprehensive internal security solutions portfolio and accomplish another milestone in achieving its vision of a unified security architecture.

—	Significant Customer Traction for NGX™ Platform Upgrades – As the industry’s only unified security architecture for perimeter, internal, Web and endpoint security, NGX continues to strengthen as we launch new NGX offerings, including VPN-1® VSX. NGX helps enterprises of all sizes reduce the cost and complexity of security management while ensuring their security systems can be easily extend to adapt to new and evolving threats. Since availability, the NGX platform has generated approximately 20,000 new licenses and upgrades.

Industry Honors Achieved in the Third Quarter:

—	Check Point’s VPN-1® Pro™ wins award – Windows IT Pro 2005 Readers’ Choice Best Firewall Solution – for the best server/standalone firewall.

—	Check Point's ZoneAlarm(R)Internet Security Suite 6.0 wins numerous awards
š	CNet Editors’ Choice Award for Desktop Security– for best desktop security value for its firewall, anti-spyware, antivirus, and antispam features;
š	PC Magazine’s Editors’ Choice Award for Best Security Suite – for blocking spyware installation and delivering instant real-time protection against Internet threats;
š	LAPTOP Magazine Editor’s Choice Award Best Security Suite – for the industry’s best security suite.

—	Check Point’s Valued Partner Program wins award – 2005 VARBusiness Magazine “Annual Report Card” Winner – for achieving exceptional partner satisfaction.

Mr. Shwed continued, “Check Point’s vision for the future of network security is a unified security architecture, functioning in all layers of the network, designed to address the unpredictability of potential threats with unified management and enforcement. We are offering customers a single architecture that serves as the framework for their security solutions.”

Conference Call and Webcast Information
Check Point will host a conference call with the investment community on October 28, 2005 at 8:30 AM ET/5:30 AM PT. To listen to the live webcast, please visit Check Point’s website at http://www.checkpoint.com/ir. A replay of the conference call will be available through November 11, 2005 at the Company’s website http://www.checkpoint.com/ir or by telephone at (973) 341-3080, pass code 6558970.

Safe Harbor Statement
Certain statements in this press release are forward-looking statements. Forward-looking statements include statements regarding factors driving Check Point’s position as a provider of network security and position for long-term success, and Check Point’s beliefs regarding the benefits of the pending acquisition of Sourcefire. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results could differ materially from Check Point’s current expectations. Factors that could cause or contribute to such differences include, but are not limited to: the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; the inclusion of network security functionality in third-party hardware or system software; any unforeseen developmental or technological difficulties with regard to Check Point’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as Check Point’s; unknown factors affecting third parties with which Check Point has formed business alliances; timely availability and customer acceptance of Check Point’s new and existing products; the parties’ ability to consummate the Sourcefire transaction; the conditions to the completion of the Sourcefire transaction may not be satisfied, or the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; unanticipated expenses associated with the merger; the possibility that the parties may be unable to achieve all of the benefits of the merger within the expected time-frames or at all and to successfully integrate Sourcefire’s operations and technology into those of Check Point; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the transaction; and other factors and risks discussed in Check Point’s Annual Report on Form 20-F for the year ended December 31, 2004, which is on file with the Securities and Exchange Commission. Check Point assumes no obligation to update information concerning its expectations.

About Check Point Software Technologies Ltd.
Check Point Software Technologies Ltd. (www.checkpoint.com) is a leader in securing the Internet. It is a market leader in the worldwide enterprise firewall, personal firewall and VPN markets. Through its NGX platform, the company delivers a unified security architecture for a broad range of perimeter, internal, Web, and endpoint security solutions that protect business communications and resources for corporate networks and applications, remote employees, branch offices and partner extranets. The company’s ZoneAlarm product line is the highest rated personal computer security suite, comprised of award-winning endpoint security solutions that protect millions of PCs from hackers, spyware and data theft. Extending the power of the Check Point solution is its Open Platform for Security (OPSEC), the industry’s framework and alliance for integration and interoperability with “best-of-breed” solutions from over 350 leading companies. Check Point solutions are sold, integrated and serviced by a network of more than 2,200 Check Point partners in 88 countries and its customers include 100% of Fortune 100 companies and tens of thousands of businesses and organizations of all sizes.

©2003-2005 Check Point Software Technologies Ltd. All rights reserved.
Check Point, Application Intelligence, Check Point Express, the Check Point logo, AlertAdvisor, ClusterXL, Cooperative Enforcement, ConnectControl, Connectra, CoSa, Cooperative Security Alliance, Eventia, Eventia Analyzer, Eventia Reporter, FireWall-1, FireWall-1 GX, FireWall-1 SecureServer, FloodGate-1, Hacker ID, IMsecure, INSPECT, INSPECT XL, Integrity, InterSpect, IQ Engine, NGX, Open Security Extension, OPSEC, Policy Lifecycle Management, Provider-1, Safe@Home, Safe@Office, SecureClient, SecureKnowledge, SecurePlatform, SecuRemote, SecureXL Turbocard, SecureServer, SecureUpdate, SecureXL, SiteManager-1, SmartCenter, SmartCenter Pro, Smarter Security, SmartDashboard, SmartDefense, SmartLSM, SmartMap, SmartUpdate, SmartView, SmartView Monitor, SmartView Reporter, SmartView Status, SmartViewTracker, SofaWare, SSL Network Extender, Stateful Clustering, TrueVector, Turbocard, UAM, User-to-Address Mapping, UserAuthority, VPN-1, VPN-1 Accelerator Card, VPN-1 Edge, VPN-1 Pro, VPN-1 SecureClient, VPN-1 SecuRemote, VPN-1 SecureServer, VPN-1 VSX, VPN-1 XL, Web Intelligence, ZoneAlarm, ZoneAlarm Pro, Zone Labs, and the Zone Labs logo, are trademarks or registered trademarks of Check Point Software Technologies Ltd. or its affiliates. All other product names mentioned herein are trademarks or registered trademarks of their respective owners. The products described in this document are protected by U.S. Patent No. 5,606,668, 5,835,726, 6,496,935, 6,873,988 and 6,850,943 and may be protected by other U.S. Patents, foreign patents, or pending applications.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(In thousands, except per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2004	2005	2004
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues:
Products and licenses	$65,616	$67,627	$202,386	$198,535
Software subscriptions	60,395	50,365	177,734	143,059

Total product and license revenues	126,011	117,992	380,120	341,594
Services	15,057	11,338	43,172	30,717

Total revenues	141,068	129,330	423,292	372,311

Operating expenses:
Cost of revenues	6,317	6,187	18,374	17,564
Research and development	12,441	11,665	37,097	31,171
Selling and marketing	33,046	33,294	104,012	96,309
General and administrative	5,951	6,283	18,212	17,607
Amortization of intangible assets and
deferred stock compensation	2,248	2,925	7,226	6,069
Acquisition related in-process R&D	-	-	-	23,098

Total operating expenses	60,003	60,354	184,921	191,818

Operating income	81,065	68,976	238,371	180,493
Financial income, net	14,321	11,459	40,190	32,807

Income before income taxes	95,386	80,435	278,561	213,300
Income taxes	16,642	13,677	48,114	41,351

Net income	$78,744	$66,758	$230,447	$171,949

Net income excluding in-process R&D and amortization
of intangible assets and deferred stock compensation	$80,450	$69,141	$236,048	$200,032

Earnings per share (basic)	$0.32	$0.27	$0.94	$0.68

Number of shares used in computing earnings per share
(basic)	244,261	251,423	245,820	252,130

Earnings per share (fully diluted)	$0.31	$0.26	$0.91	$0.66

Earnings per share (fully diluted) excluding
in-process R&D and amortization of intangible assets
and deferred stock compensation	$0.32	$0.27	$0.93	$0.76

Number of shares used in computing earnings per share
(fully diluted)	250,075	258,341	252,801	261,657

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED CONSOLIDATED BALANCE SHEET DATA
(In thousands)
ASSETS

	September 30, 2005	December 31, 2004
	(unaudited)	(unaudited)

Current Assets:
Cash and cash equivalents	$143,295	$157,655
Marketable securities and deposits	917,698	796,588
Trade receivables, net	78,839	96,006
Other receivables and prepaid expenses	24,609	20,517

Total current assets	1,164,441	1,070,766

Long-term assets:
Long-term investments	612,662	623,912
Property and equipment, net	7,644	8,144
Intangible assets	21,626	25,857
Goodwill	174,295	175,536
Deferred income taxes, net	4,862	8,439

Total long-term assets	821,089	841,888

Total assets	$1,985,530	$1,912,654

LIABILITIES AND
SHAREHOLDERS' EQUITY

Current liabilities:
Deferred revenues	$144,333	$141,114
Trade payables and other accrued liabilities	134,108	137,932

Total current liabilities	278,441	279,046

Accrued severance pay, net	3,233	2,784

Total liabilities	281,674	281,830

Shareholders' Equity:
Share capital	774	771
Additional paid-in capital	380,978	369,452
Deferred stock based compensation	(3,876)	(10,342)
Treasury shares	(375,033)	(244,586)
Retained earnings	1,701,013	1,515,529

Total shareholders' equity	1,703,856	1,630,824

Total liabilities and shareholders' equity	$1,985,530	$1,912,654

Total cash and cash equivalents, deposits and
marketable securities	1,672,791	1,577,291

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED CONSOLIDATED CASH FLOW DATA

(In thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2004	2005	2004
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Cash flow from operating activities:
Net income	$78,744	$66,758	$230,447	$171,949
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation and amortization	1,356	1,456	3,981	4,137
Decrease in trade and other receivables, net	9,642	1,626	13,328	2,589
Increase (decrease) in trade payables and other accrued
liabilities	(12,323)	(6,041)	933	3,003
Other adjustments	3,810	(2,303)	9,524	141
Amortization of intangible assets and deferred stock
compensation	2,248	2,925	7,226	6,069
Acquisition related in-process R&D	-	-	-	23,098

Net cash provided by operating activities	83,477	64,421	265,439	210,986

Cash flow from investing activities:

Cash paid in conjunction with the acquisition of Zone Labs, net	-	-	-	(95,343)
Investment in property and equipment	(1,301)	(1,004)	(3,481)	(3,331)

Net cash used in investing activities	(1,301)	(1,004)	(3,481)	(98,674)

Cash flow from financing activities:
Proceeds from issuance of shares upon exercise of options	22,908	3,692	43,005	23,489
Purchase of treasury shares	(57,192)	(121,588)	(209,463)	(200,237)

Net cash used in financing activities	(34,284)	(117,896)	(166,458)	(176,748)

Increase (decrease) in cash and cash equivalents, deposits and
marketable securities	47,892	(54,479)	95,500	(64,436)

Cash and cash equivalents, deposits and marketable securities
at the beginning of the period	1,624,899	1,592,767	1,577,291	1,602,724

Cash and cash equivalents, deposits and marketable securities
at the end of the period	1,672,791	1,538,288	1,672,791	1,538,288

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

October 28, 2005	CHECK POINT SOFTWARE TECHNOLOGIES LTD. BY: /S/ Eyal Desheh —————————————— Eyal Desheh Executive Vice President & Chief Financial Officer